FTI Consulting 500 East Pratt Street Suite 1400 Baltimore, MD 21202 410.951.4800 main 410.224.3552 fax www.fticonsulting.com

September 19, 2007

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	FTI Consulting, Inc.

Definitive 14A

Filed April 11, 2007

File No. 1-14875

Ladies and Gentlemen:

Pursuant to the letter of the staff dated August 21, 2007 relating to the Definitive Schedule 14A of FTI Consulting, Inc. (the “Company”) for its 2007 annual meeting of stockholders filed with the US Securities and Exchange Commission (the “Commission”) on April 11, 2007 (the “Filing”), the Company hereby acknowledges to the Commission in connection with the Filing that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above Filing;

•	staff comments or changes to the disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ ERIC B. MILLER
Eric B. Miller Senior Vice President and General Counsel